One Financial Center Boston, MA 02111 617 542 6000 mintz.com

October 4, 2023

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Dillon Hagius and Suzanne Hayes, Office of Life Sciences

Re:	ArriVent BioPharma, Inc. Draft Registration Statement on Form S-1 Submitted August 25, 2023 CIK No. 0001868279 (the “Draft Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of ArriVent BioPharma, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 27, 2023 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Zhengbin (Bing) Yao, Ph.D., President and Chief Executive Officer of the Company, relating to the above-referenced Draft Registration Statement. In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “Amended Registration Statement”) to the Commission.

For reference, we have set forth below in italics each of the Staff’s comments from the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

Comment 1: We note that furmonertinib is currently approved in China to treat classical EGFRm NSCLC. Please revise to clarify all statements related to safety and efficacy to clarify that they only relate to classical EGFRm NSCLC and are based on NMPA's authority to approve biopharmaceutical products in China. Remove all other statements related to safety and efficacy from your registration statement. Such conclusions are within the sole authority of the FDA or equivalent foreign regulator. Such statements include, but are not limited to, the following:

Boston     Los Angeles     New York     San Diego     San Francisco     TORONTO     Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ October 4, 2023 Page 2

•	"Furmonertinib. . .has demonstrated compelling efficacy and safety results in clinical trials in NSCLC patients across a broader set of EGFR mutations (EGFRm) than arecurrently served by approved AGFR TKKIs." (pages 1 and 95);

•	"In clinical trials to date, across a patient population of over 700 patients, furmonertinib has demonstrated compelling activity against a broad range of EGFRm NSCLC, including both classical and uncommon EGFRm. . ." (page 2);

•	"Furmonertinib retains many of the key advantages of third-generation EGFR TKIs compared to first- and second-generation EGFR TKIs including overcoming T790M mutations that confer resistance, while also targeting a broader set of EGFRm." (page 108);

•	"Furmonertinib is potentially differentiated from third-generation EGFR TKIs approved for classic EGFRm NSCLC by its observed clinical activity against exon 20 insertions in FAVOUR clinical trial and compelling preclinical data against PACC mutations." (page 108).

You may reference your trial observations that are described in more detail elsewhere without drawing a conclusion that a product candidate that has not yet been approved is effective.

Response 1:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 1, 2, 3, 4, 5, 95, 107, 108, 109, 111, 112, and 116 of the Amended Registration Statement.

Comment 2: Please revise the description of clinical trials to describe the objective results, rather than your conclusions.  For example, rather than indicating that the FAVOUR trial demonstrated a 79% overall response rate, identify the clinical endpoints that lead you or Allist to conclude that it was a positive response and indicate the number of such observations.  For instance, was the overall response rate intended to indicate an elimination of all tumors, a reduction in the number of tumors, a reduction in size of the tumors, a decline in growth in the number of size of tumors, or some other measure?

Response 2:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 1, 2, 95, 107, 108, 110, 111, 112, and 118 to 123 of the Amended Registration Statement.

Comment 3: Please balance your discussion of the results of the ongoing Phase 1b clinical trial (the FAVOUR trial) with disclosure that these are interim results are subject to change.  We note disclosure to this effect on pages 24 and 121.

Response 3:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 1, 95, 107, and 122 of the Amended Registration Statement.

Comment 4: We note your reference to "compelling" safety results.  It is inappropriate to state or imply that a product that is still in clinical trials is safe.  Generally, we will allow statements that there have been no serious adverse events.  However, we note your disclosure indicating that there were treatment-related adverse events that resulted in trial participants discontinuing their participation in the FAVOUR trial; 5.6% of FURLONG trial participants experienced Grade 3 treatment-related adverse events; and 6 FAVOUR trial participants experiencing serious adverse events and 12 participants experiencing Grade 3 or higher treatment-related events.  We note that Grade 3 events are generally defined as severe or medically significant, requiring hospitalization or prolongation of hospitalization, or disabling.  A serious adverse event is generally defined as one resulting in death, life threatening situation, hospitalization (initial or prolonged), disability or permanent damage.  Please revise your summary to quantify the number of events that met the definition of serious adverse events and quantify the number of occurrences. Similarly, revise your risk factor titled "Use of furmonertinib or any future product candidates could be associated with adverse side events or other safety risks, which could delay or preclude regulatory approval..." appearing on page 21 to describe the number of events that meet the definition of serious adverse event, including all events that require hospitalization or result in a prolonged hospitalization, and the number of each type of event, and quantify the number of participants who discontinued their participation due to treatment-related adverse events.

MINTZ October 4, 2023 Page 3

Response 4:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 1, 2, 21, 95, 107, 108, 109, 110, 112, and 116 of the Amended Registration Statement.

Our Pipeline, page 2

Comment 5: We note your pipeline table currently indicates you have completed Phase 1 and Phase 2 clinical trials for 1L NSCLC EGFR Exon 20 INS Mutations.  However, it appears that the FURTHER and FAVOUR clinical trials are Phase 1b trials for Exon 20 and PACC. Additionally, there is no disclosure of your Phase 2 trial for 1L NSCLC EGFR Exon 20 Ins Mutations.  Please explain why you believe the table reflects the current status of your development of 1L NSCLC EGFR Exon 20 Ins Mutations.  If you have conducted a Phase 2 trial, please describe it and the objective results of the trial.

Response 5:

As a result of the positive interim data from the FAVOUR trial of furmonertinib, safety data of the proposed doses that was obtained in other clinical trials, as well as discussions with the U.S. Food and Drug Administration (the "FDA") regarding the design of proposed pivotal Phase 3 trial, the FDA cleared the Company to progress directly to a pivotal Phase 3 trial of furmonertinib in first-line non-squamous locally advanced or metastatic NSCLC patients with EGFR exon 20 insertion mutations. Accordingly, the Company respectfully submits that the pipeline chart, which shows that the Company is currently in the process of conducting the FURVENT trial, a pivotal Phase 3 trial, accurately reflects the current status of the Company’s development of furmonertinib as a first-line treatment in NSCLC patients with EGFR exon 20 insertion mutations.

Our Furmonertinib Development Initiative, page 3

Comment 6: The sub-heading states that this is "[y]our Furmonertinib Development Initiative" and that you "have designed a robust global clinical development plan[]," but we note that the table includes clinical trials sponsored by third-parties Allist and InnoCare that appear unrelated to your current pipeline.  Please clarify how these clinical trials related to your furmonertinib programs.  To the extent they relate to separate Allist and Innocare programs, unrelated your current pipeline, explain why they are part of your development initiative and why it is appropriate for you to include them in this table. Alternatively, remove them from the clinical trial table. Please also define the terms "1L" and "2L+" used in the table included in this section.

MINTZ October 4, 2023 Page 4

Response 6: With the exception of the completed FURLONG trial, which was conducted solely by Allist and has been removed from the table on pages 2, 3, 108, and 109 of the Amended Registration Statement, the remaining trials in the table are being conducted either by the Company or pursuant to collaboration or joint development arrangements with the Company’s partners. Specifically, the FAVOUR trial is being conducted pursuant to the Allist Collaboration Agreement, with the Company and Allist sharing all data from the trial, and the SHP2i Combination trial is being conducted by InnoCare in collaboration with the Company, with the Company co-funding the trial. Accordingly, the Company respectfully submits that the revised table contains trials that relate to the Company’s furmonertinib development program. Furthermore, the Company has revised the table on pages 2, 3, 108, and 109 of the Amended Registration Statement to define the terms “1L” and “2L+”.

Comment 7: Additionally, explain what additional information this table provides.  It appears the table is largely redundant of your pipeline table, but in a different format.  For example, with respect to your Furvent trial, your pipeline table already indicates you are in Phase 3 trials related to the treatment of 1L NSCLC EGFR Exon 20 Ins Mutations, and your next milestone is topline data.  With respect to the additional data, such as the information about the FURLONG trial, it is not clear how it relates to your candidates in development.

Response 7:

The table on pages 3 and 109 of the Amended Registration Statement is intended to provide additional details regarding each of the clinical trials related to the furmonertinib development program, including the names of each trial, the trial rationale, the patient population for each trial listed therein, the geographical location for each trial, and further details regarding the current status of each trial, none which is included in the pipeline table. The Company believes that such additional detail in a tabular format is helpful to the reader in summarizing the various trials and their current status. The Company respectfully submits that it has removed the completed FURLONG trial from the table on pages 3 and 109 of the Amended Registration Statement in response to the Staff’s comment.

Our Team and Approach, page 4

Comment 8: Please limit the disclosure of specific investors on this page to those identified in the Principal Stockholder table on page 173. Unlike the other investors mentioned on this page, General Catalyst does not appear to be included in the Principal Stockholder table.

Response 8:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 5 and 111 of the Amended Registration Statement.

Risk Factors

Several of the ongoing clinical trials for our lead product candidate, furmonertinib, are being conducted outside the United States…, page 23

Comment 9: Please specify which ongoing trials for furmonertinib are being conducted outside of the United States.

Response 9:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 1, 2, 23, 95, and 107 of the Amended Registration Statement.

MINTZ October 4, 2023 Page 5

If we are required by the FDA to obtain approval of a companion diagnostic in connection with approval of any of our product candidates…, page 36

Comment 10: To the extent you have any reason to believe the approval of a companion diagnostic device will be required in connection with any of your product candidates, please expand your disclosure to discuss the circumstances.  For example, given that many of your programs are studying the efficacy of furmonertinib for NSCLC in patients with specific mutations, is it likely that a companion diagnostic will be required to determine whether a patient has the specific mutation or a diagnostic test to make such a determination readily available?

Response 10:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 114 of the Amended Registration Statement to note that upon commercialization, if approved, the Company expects to use a commercially available FDA-approved DNA test to detect EGFR mutations.

Use of Proceeds, page 87

Comment 11: As you are advancing your development of furmonertinib for three different NSCLC indications, please revise your use of proceeds to discuss the proceeds you intend to use to advance each of these programs and specify how far in the clinical development process you expect to reach with the proceeds of this offering.

Response 11:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 87 of the Amended Registration Statement.

Comment 12: We note that you intend to devote proceeds from the offering to pre-commercial and commercial activities of furmonertinib.  Please clarify if this use is with respect to furmonertinib 1L NSCLC EGFR Exon m20 Ins Mutations.  Additionally, clarify that these activities are contingent on successful completion of Phase 3 trials.  Clarify that any commercial activities are contingent on receiving regulatory approval.

Response 12:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 87 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development, page 98

Comment 13: You disclose here that you track outsourced clinical and preclinical study costs and other external research and development costs associated with your lead product candidate, furmonertinib. You also disclose elsewhere that furmonertinib is currently being evaluated in multiple clinical trials across a range of epidermal growth factor receptor (EGFR) mutations in non-small cell lung cancer (NSCLC), including a pivotal Phase 3 clinical trial in exon 20 insertion mutations. Please revise to further disclose the research and development expenses you tracked for furmonertinib by each individual clinical indication, or if you do not track by indication, disclose that fact. Please also expand your fluctuation disclosures here to provide more robust quantitative or qualitative discussions about change drivers, trend and uncertainties. Refer to Item 303(b)(2) of Regulation S-X.

MINTZ October 4, 2023 Page 6

Response 13:

The Company has revised the research and development expenses table to include the expenses by studies for all periods presented. Additionally, the Company expanded its disclosures to provide more quantitative discussions regarding the fluctuations. See pages 99 and 100 of the Amended Registration Statement.

Liquidity and Capital Resources

Cash Flows, page 102

Comment 14: You disclose here that your net cash used in operating activities for 2021 includes a $42.9 million non-cash charge for acquired in-process research and development related to the Allist License Agreement. Since $40.0 million of the $42.9 million was a cash payment, revise to quantify the amount of cash versus non-cash payments in the total.

Response 14:

The Company has updated its disclosure for the net cash used in operating activities for 2021 to appropriately explain the charge for the in-process research and development acquired during that period. See page 102 of the Amended Registration Statement.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Determination of Fair Value of Our Common Stock, page 104

Comment 15: Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price.  This information will help facilitate our review of your accounting for equity issuances, including stock compensation. Please discuss with the staff how to submit your response.

Response 15:

The Company respectfully acknowledges the Staff’s request. Once the Company has determined an estimated offering price range, the Company will inform the Staff of such range and explain the reasons for any differences between recent valuations of the Company’s common stock leading up to the initial public offering and the estimated offering price range.

Overview, page 107

Comment 16: Delete your statement that furmonertinib has the potential to become the standard of care in first-line EGFRm NSCLC patients with PACC mutations given preclinical activity observed against these mutations together with its safety results in clinical trials.  Such statements inappropriately assume regulatory approval and results relative to alternative treatments.

MINTZ October 4, 2023 Page 7

Response 16:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 2 and 109 of the Amended Registration Statement.

Our Furmonertinib Development Initiative, page 109

Comment 17: Please clarify whether anti-tumor activity is a reduction in tumors or no growth in tumors. Additionally, please quantify the low rate of discontinuation due to treatment-related adverse events.

Response 17:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 110, 111, 112, and 118 to 123 of the Amended Registration Statement.

Our Strategy, page 111

Comment 18: We note your statement that "the data obtained as of June 15, 2023 in your Phase 1b FAVOUR clinical trial. .. .supports the use of furmonertinib as a first line therapy."  We also note that, according to your table appearing on pages 3 and 109, this Phase 1b is still ongoing, is intended to be a proof of concept trial, and the use of furmonertinib has not yet been approved for exon 20. Please delete this statement and all similar statements of efficacy.

Response 18:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 1, 4 and 112.

FAVOUR – Ongoing Phase 1b Clinical Trial in NSCLC Patients with EGFR Exon 20 Insertion Mutations, page 120

Comment 19: Please explain the meaning of the following:

•	“ORR per RECIST 1.1 by BICR;” and

•	“OS.”

Additionally, quantify the secondary end points and provide data from the trials so that a reader will be able to determine if the end points were met.

Response 19:

The Company respectfully submits that “ORR per RECIST 1.1 by BICR” refers to the overall response rate as measured per the Response Evaluation Criteria in Solid Tumors 1.1 by the Blinded Independent Central Review. “OS” refers to the overall survival rate. The Company has revised the disclosure on pages 1, 107, 121, and 122 of the Amended Registration Statement.

Comment 20: Please clarify the meaning of ECOG in the table on page 121.

Response 20:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 122 and 126 of the Amended Registration Statement.

MINTZ October 4, 2023 Page 8

FURLONG – Completed Phase 3 Clinical Trial in Classical EGFRm First-Line NSCLC Patients, page 125

Comment 21: With respect to the FURLONG trial in China, please confirm the trial was a head-to-head trial with gefitnib. Alternatively, remove the comparisons to gefitnib.

Response 21:

The Company hereby confirms that the FURLONG trial was a head-to-head trial with gefitinib. The Company has revised the disclosure on pages 2, 108 of the Amended Registration Statement.

Licenses, Partnerships and Collaborations, page 128

Comment 22: Please revise this section to include your collaboration with Beijing InnoCare Pharma Co., Ltd. This disclosure should:

•	describe the collaboration goal(s);

•	identify the pipeline assets related to the collaboration, and;

•	describe and quantify the benefits and obligations under any collaboration agreement, including quantifying payments made to date, aggregate potential milestone payments, royalty rates or applicable ranges, and term and termination provisions.

If there is a written agreement underlying this collaboration, please file this agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response 22:

The Company respectfully acknowledges the Staff’s comment. The Company has entered into a written agreement with Beijing InnoCare Pharma Co., Ltd. (“InnoCare”); however, the Company respectfully submits to the Staff that the written agreement with InnoCare is primarily a cost-sharing arrangement with respect to a single clinical study. The agreement does not provide for any milestone or royalty payment obligations or any other payment obligations, other than with respect to cost-sharing. Furthermore, it does not address commercialization and the intellectual property provisions enable both parties to practice new inventions, if any, independently of the other party. The Company expects that, if and when appropriate in connection with any specific clinical development program, it would enter into a separate agreement with InnoCare to address those matters with respect to a specific product candidate. At present, the only such collaboration with InnoCare is with respect to development of a joint Phase 1b clinical trial to assess the combination of furmonertinib with ICP-189, a SHP2 inhibitor, for the treatment or prevention of resistance to third-generation EGFR TKIs. This trial is just commencing and no patients have yet been enrolled. Given the limited nature of the existing written agreement with InnoCare and the very early stages of the one collaboration effort with InnoCare, the Company has determined that the collaboration agreement with InnoCare is not material, as it has very little impact on the Company’s business or its business plans. Further, to the extent that this written agreement were to become material in the future, it was entered into by the Company in the ordinary course of business (the agreement is such as ordinarily accompanies the kind of business conducted by the Company, which includes the ongoing development of potential new product candidates), and the Company is not and does not expect to become substantially dependent on the agreement. As a result, the Company does not believe that the existing agreement with InnoCare falls under item 601(b)(10)(ii)(B) of Regulation S-K, and, accordingly, the Company does not believe it is appropriate to file the agreement as an exhibit to the Amended Registration Statement or to provide a detailed description of its terms.

Comment 23: Please clarify when your obligation to pay royalties for all licensed products expires.

MINTZ October 4, 2023 Page 9

Response 23:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 129 of the Amended Registration Statement.

Aarvik Research Collaboration Agreement, page 130

Comment 24: Please clarify how the research agreement is funded.

Response 24:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130 of the Amended Registration Statement.

Comment 25: Please quantify the amount of the “one-time non-refundable payment,” that you would need to make to Aarvik if you exercised the Option.

Response 25:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130 of the Amended Registration Statement.

Comment 26: Disclose when the obligation to pay royalties will expire if you exercise the Option.

Response 26:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 131 of the Amended Registration Statement.

Manufacturing, page 131

Comment 27: Please specify whether your two third-party contract manufacturers, Zhejiang Raybow Pharmaceutical Company., Ltd. and WuXi SynTheAll Pharmaceutical company, Ltd., are located in China.

Response 27:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 131 of the Amended Registration Statement.

Principal Stockholders, page 173

Comment 28: Please identify in a footnote to the table all natural persons who have voting and/or investment power over the shares held by LAV Fund VI, L.P. and the entities affiliated with Octagon Capital Advisors LP and Hillhouse Investment Management, Ltd.

Response 28:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 176 of the Amended Registration Statement.

MINTZ October 4, 2023 Page 10

Financial Statements

Note 7. Convertible Preferred Stock and Common Stock

Convertible Preferred Stock, page F-12

Comment 29: You report the Series A and B convertible preferred stocks as permanent equity. Please respond to the following comments:

•	Provide us with your analysis of the applicable guidance to support your conclusion that these convertible preferred stocks should not be classified as temporary equity following ASC 480-10-S99-3A. In that regard, we note your Certificate of Incorporation as filed under Exhibit 3.1 includes redemption clauses under situations including deemed liquidation.

•	Revise to expand your disclosures to include all key terms for these convertible preferred stocks, including any redemption features, as well as any adjusting mechanism for their conversion price.

•	Revise to disclose in the equity section of the statement of financial position the aggregate amount of liquidation preference of these convertible preferred stocks if considerably in excess of the par or stated value of the shares. Refer to ASC 505-10-50-4.

Response 29:

Response:

Prior to the issuance of the Series B preferred shares, the Series A preferred shareholders were entitled to appoint two members of the Company’s Board of Directors (“the Board”). Upon the initial closing, the Board consisted of four directors, two of whom represent common shareholders, including the Founder and CEO, who was entitled to two votes. After the Series A second closing, the fifth director, who was an independent director unaffiliated with the Company or any Investor, was designated by the Company.

The first step of the Company’s evaluation was to determine if the redemption features (the deemed liquidation events) are solely within the control of the Company (they would require board approval). The deemed liquidation events include 1) a merger or consolidation in which the Company is a constituent party (the Board needs to approve the merger or consolidation as opposed to a change in control that could be met from the sale of equity from existing shareholders to new investors) and 2) the sale, lease, transfer, exclusive license or other disposition of all or substantially all of the business or assets of the Company. These deemed liquidation events are equivalent to Example 6 and Example 5, respectively in ASC 48-10-S99-3A for which permanent equity classification is appropriate.

We then considered if the instrument holder (Series A) controlled the board of directors. As discussed in the first paragraph to this response, the Series A holders did not have majority control of the board of directors on either the initial closing or second closing of the Series A and the deemed liquidation events would remain solely within the control of the Issuer.

Upon the issuance of Series B preferred shares, the Board size was increased to seven members with Series B preferred shareholders entitled to elect two directors, Series A preferred shareholders entitled to elect two directors, and common shareholders entitled to elect two directors, with the seventh member being an independent director.

The deemed liquidation events in the second amended and restated certificate of incorporation are identical to the original deemed liquidation events described above when the Series A was the only preferred stock outstanding for which permanent equity classification is appropriate.

MINTZ October 4, 2023 Page 11

We then considered if the instrument holders (Series A and Series B) control the Board. As neither the Series B or Series A preferred shareholders each as an individual class control the Board, the Company evaluated whether the Series A and Series B directors would vote together as one class which would provide them a majority control (four of seven) of the Board seats. The follow factors were considered in that analysis:

•	Series A Board seats are controlled by the following investors:
•	VSUM appoints one Series A director as long as they own at least 50% of their original number of Series A shares and hold 55,000,000 shares of Series A with a liquidation preference of $55.0 million and 4,761,923 shares of Series B with a liquation preference of $5.0 million.
•	LAV appoints one Series A director as long as they own at least 50% of their original number of Series A shares and hold 28,000,000 shares of Series A with a liquidation preference of $28.0 million and 1,904,781 shares of Series B with a liquidation of $2.0 million.

•	Series B Board seats are controlled by the following investors:

•	Sofinnova appoints one Series B director as long as they own at least 50% of their original number of Series B shares and holds 19,047,619 shares of Series B with a liquidation preference of $20.0 million.
•	General Catalyst appoints one Series B director as long as they own at least 50% of their original number of Series B shares. and holds 14,285,714 shares of Series B with a liquidation preference of $15.0 million

•	The aggregate liquidation preference of the Series B was $110.0 million and $155.0 million as of December 31, 2022 and June 30, 2023, respectively, which is senior to the aggregate Series A liquidation preference of $150.0 million as of December 31, 2022 and June 30, 2023.
•	The Company’s cash on hand at December 31, 2022 and June 30, 2023 was not sufficient to satisfy the aggregate liquidation preference of both the Series B and Series A holders. After satisfying the Series B liquidation preference, $53.3 million would be available to satisfy $150.0 million of the Series A liquidation preference at December 31, 2022 and $27.8 million would be available to satisfy the $150.0 million of the Series A liquidation as of June 30, 2023.

Based on the above factors, the Company concluded that the economic interests of the Series A shareholders were not aligned with the economic interests of the Series B shareholders and would conflict as it relates to approving a deemed liquidation event at the Board of Directors given the subordination of the Series A liquidation preference to the Series B liquidation preference and the significant disproportionate ownership of Series A shares held compared to Series B shares held by the Series A board members (VSUM and LAV). Based on this analysis the Series A board members would not vote together with the Series B board members as a single class to control the board of directors and the deemed liquidation events would remain solely within the control of the Company.

• Revise to expand your disclosures to include all key terms for these convertible preferred stocks, including any redemption features, as well as any adjusting mechanism for their conversion price.

Response:

The Company has updated the disclosure to include the deemed redemption feature and the anti-dilution protection feature (adjustment of conversion price) as noted in Section 4.4.4 of Second Amended and Restated Certificate of Incorporation. See page F-12 of the Amended Registration Statement.

MINTZ October 4, 2023 Page 12

• Revise to disclose in the equity section of the statement of financial position the aggregate amount of liquidation preference of these convertible preferred stocks if considerably in excess of the par or stated value of the shares. Refer to ASC 505-10- 50-4.

Response:

The statement of financial position has been updated to disclose the aggregate amount of the liquidation preference of the series A and B convertible preferred stock. See page F-3 and F-18 of the Amended Registration Statement.

Note 11. Allist License Agreement, page F-17

Comment 30: Please revise to address the following:

•	Revise this section and elsewhere as appropriate to disclose the financial arrangements under the Joint Clinical Collaboration Agreement, including how costs and profit are shared between parties.

•	Tell us your consideration whether the agreement is subject to ASC 808, Collaborative Arrangements.

•	If so, please revise to provide all the required disclosures under ASC 808-10-50, including any profit sharing arrangement.

•	For the research and development expenses related to the Clinical Collaboration with Allist as you disclosed here, please also revise to disclose the nature of the costs and their related global clinical studies.

Response 30:

The Joint Clinical Collaboration Agreement with Allist establishes and defines joint global studies, which party will sponsor them (based on territory) and the cost sharing arrangement for such studies between the two parties. While both parties are an active participant in the clinical collaboration, they are not exposed to significant risks and rewards as there is no allocation of profits between the parties based on the outcome of the clinical trials as the Company retains full profits within the Licensed Territory and Allist retains full profits within the Retained Territory. As a result, the Joint Clinical Collaboration Agreement is not within the scope of ASC 808. We have updated the disclosure to provide further clarity on the agreement itself. See page F-17 of the Amended Registration Statement.

General

Comment 31: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

MINTZ October 4, 2023 Page 13

Response 31:

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company is supplementally providing to the Staff under separate cover copies of such written communications.

We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me at (617) 348-3050 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ John T. Rudy
John T. Rudy

cc:	Securities and Exchange Commission Li Xiao

Kevin Vaughn

ArriVent BioPharma, Inc.

Zhengbin (Bing) Yao, Ph.D.

Robin LaChapelle

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Matthew T. Simpson

Latham & Watkins LLP

Nathan Ajiashvili

Alison A. Haggerty